Alchemy Buffalo LLC

Profit and Loss
January - October, 2022

	TOTAL
Income	
Discounts	-15,610.58
Refunds	-2,073.19
Sales	561.12
Sales of Product Income	243,070.27
Sales- Alchemy	304,952.13
Uncategorized Income	245.69
Total Income	**$531,145.44**
Cost of Goods Sold	
Cost of Goods Sold	
COGS- Bar	124,752.67
COGS- Food	64,555.14
Total Cost of Goods Sold	**189,307.81**
Total Cost of Goods Sold	**$189,307.81**
GROSS PROFIT	**$341,837.63**
Expenses	
Advertising & Marketing	1,604.51
Bank and Merchant Charges	3,118.72
Business Licenses and Permits	3,070.00
Charity	156.39
Consulting & Business Services	16,477.50
Cost of Occupancy	
Cleaning, repairs & maintenance	17,333.58
Insurance	4,802.45
Rent	43,766.08
Utilities	14,102.51
Total Cost of Occupancy	**80,004.62**
Hardware/software/online fees	2,607.56
Interest Paid	242.65
Job Supplies	2,411.38
Bar Supplies	4,144.50
Total Job Supplies	**6,555.88**
Other Business Expenses	
Meals & Entertainment	264.64
travel	6,186.80
Total Other Business Expenses	**6,451.44**
Payroll Expenses	
Employee Retention Credit	-56,759.46
Payroll Fees- Alchemy	2,369.71
Payroll Taxes- Alchemy	55,022.31

Alchemy Buffalo LLC

Profit and Loss
January - October, 2022

	TOTAL
Salaries and Wages	118,449.55
Workers Comp	9,487.95
Total Payroll Expenses	**128,570.06**
Taxes and Licenses	300.00
Trailer Expenses	17,284.51
Uncategorized Expense	1,611.84
Total Expenses	**$268,055.68**
NET OPERATING INCOME	**$73,781.95**
NET INCOME	**$73,781.95**

Alchemy Buffalo LLC

Balance Sheet
As of October 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking xxx2934	0.00
Checking xxx6725	177,491.14
Future Expansion	2,000.00
PPP	0.00
Tax Escrow xxx7046	49.17
Total Bank Accounts	**$179,540.31**
Other Current Assets	
Cash on Hand	4,575.00
Inventory	17,150.00
Uncategorized Asset	1,478.22
Total Other Current Assets	**$23,203.22**
Total Current Assets	**$202,743.53**
Fixed Assets	
Accumulated Depreciation	-79,779.46
Furniture and Equipment	49,104.80
Leasehold Improvements	29,700.00
Machinery & Equiptment	33,626.14
Total Fixed Assets	**$32,651.48**
TOTAL ASSETS	**$235,395.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Current Liabilities A/P	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Business Ink	-9,240.68
Total Credit Cards	**$ -9,240.68**
Other Current Liabilities	
Anne- credit card	0.00
Loan payable- 4614	0.00
Loans from Shareholders	14,310.69
Nicole- credit card	0.00
Sales Tax Payable	201.96
Tax Escrow	0.00
Total Other Current Liabilities	**$14,512.65**
Total Current Liabilities	**$5,271.97**

Alchemy Buffalo LLC

Balance Sheet
As of October 31, 2022

	TOTAL
Total Liabilities	**$5,271.97**
Equity	
Opening Balance Equity	0.00
Retained Earnings	220,341.09
Shareholder Distributions	-64,000.00
Net Income	73,781.95
Total Equity	**$230,123.04**
TOTAL LIABILITIES AND EQUITY	**$235,395.01**

Alchemy Buffalo LLC

Statement of Cash Flows
January - October, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	73,781.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cash on Hand	-3,575.00
Uncategorized Asset	-1,478.22
Chase Business Ink	-9,240.68
Loan payable- 4614	-10,609.95
Nicole- credit card	-3,475.14
Sales Tax Payable	-2,540.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,919.03**
Net cash provided by operating activities	**$42,862.92**
INVESTING ACTIVITIES	
Machinery & Equiptment	-4,626.79
Net cash provided by investing activities	**$ -4,626.79**
FINANCING ACTIVITIES	
Shareholder Distributions	-64,000.00
Net cash provided by financing activities	**$ -64,000.00**
NET CASH INCREASE FOR PERIOD	**$ -25,763.87**
Cash at beginning of period	205,304.18
CASH AT END OF PERIOD	**$179,540.31**